 *"PUBLIC"*

SECU  ON

16001703

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-67676

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2015_____AND ENDING_____12/31/2015_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JPM Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Donnelly Drive

(No. and Street)

Dover, MA 02030-1722

(City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. George, CPA   603-380-5435

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burke & Associates CPAs, Inc.

(Name - if individual, state *last, first, middle name*)

175 Derby Street, Suite 42   Hingham   MA   02043

(Address)   (City)   (state)   Zip Code

CHECK ONE:
      [X] Certified Public Accountant
      [ ] Public Accountant
      [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I_____James P. McPartland_____swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of_____JPM Advisors, LLC_____as

of_____December 31_____2015, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

FELICIA S. HOFFMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 15, 2022

_____
Notary Public

_____
Signature

_____
Title

This report** contains (check all applicable boxes):
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[   ] (c) Statement of Income (Loss).
[   ] (d) Statement of Cash Flows.
[   ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[   ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[   ] (g)Computation of Net Capital.
[   ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[   ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[   ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[   ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[   ] (m)A copy of the SIPC Supplemental Report.
[x] (n) Exemption Report Pursuant to SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JPM Advisors, LLC

Statement of Financial Condition
(Note 2)

December 31,	2015
Assets	
Cash	$ 17,247
Accounts receivable (Note 4)	73,500
Total current assets	90,747
Fixed assets, at cost:	
Computer and office equipment	12,766
Furniture	3,458
	16,224
Less accumulated depreciation	16,224
Total fixed assets, net	-
Total assets	$ 90,747
Liabilities and Member's Equity	
Current liabilities:	
Accounts payable and accrued expenses (Note 4)	$ 6,885
Total current liabilities	6,885
Commitments (Notes 3 & 4)	
Member's equity (Note 3)	83,862
Total liabilities and member's equity	$ 90,747

See accompanying independent auditors' report and notes to financial statements.